UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

Big Cat Energy Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

089084107
(CUSIP Number)

Michael Fredrick Schaefer, 1408 Rocky Point Road Weston, WY 82731
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 089084107

1.	Names of Reporting Persons.

	Michael Fredrick Schaefer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	__X__

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	17,909,500

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	17,909,500

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	17,909,5051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.	Percent of Class Represented by Amount in Row (11):	36.7%

14.	Type of Reporting Person (See Instructions):	IN

 1  Includes 5,000,000 shares subject to presently exercisable warrants.

Item 1.                 Security and Issuer

Security:	Common Stock, $.0001 par value, 12,909,505 shares
Warrants to acquire Common Stock, 5,000,000

Issuer:	Big Cat Energy Corp
Address:	121 W. Merino St. PO Box 500
Upton, WY 82730

Item 2.   Identity and Background

(a)      Name of Person Filing:  Michael Fredrick Schaefer

(b)      Address:            1408 Rocky Point Road
    Weston, WY 82731

(c)      The Reporting Person is a Cattle Rancher in Wyoming.

(d)      NONE.

(e)      NONE.

(f)      USA.

Item 3.                Source and Amount of Funds or Other Consideration.

The Reporting Persons is a principal shareholder of the Company. The Reporting Person obtained beneficial ownership from TWS, LLC of 3,000,000 shares of restricted common stock of the Company as of January 30, 2006 pursuant to the Asset Purchase Agreement dated January 24, 2006 between Big Cat Energy Corporation and TDR Group LLC, a Wyoming Limited Liability Corporation. Warrants to purchase 5,000,000 shares were acquired by the Reporting Person in connection with the purchase of 10,000,000 units of the Company’s securities on or about July 28, 2009, each unit consisting of one share of restricted common stock and one warrant to purchase a half share of restricted common stock.   Upon exercise of his warrants to purchase an additional 5,000,000 shares, Mr. Schaefer would own approximately 36.7% of the total issued and outstanding stock of the Company.

Item 4.                Purpose of Transaction.

The purpose of this transaction is for personal investment.

Item 5.                 Interest in Securities of the Issuer.

1. (a)	Amount Beneficially Owned:		17,909,500 shares
	Percent of Class:		36.7%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	17,909,500 shares
	(ii)	Shared power to vote or direct the vote:	0 shares
	(iii)	Sole power to dispose or direct the disposition of:	17,909,500 shares
	(iv)	Shared power to dispose or direct the disposition of:	0 shares

Shares shown as beneficially owned above include shares underlying presently exercisable warrants to purchase 5,000,000 shares.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the stepbrother to a Director and shareholder of the Company, Thomas E. Wharton Jr., who holds beneficially approximately 1.2% of the stock of the Company, (Includes 240,000 shares, and 100,000 shares subject to presently exercisable warrants and 200,000 options that become exercisable on January 4, 2011).   The Reporting Person is the father to another shareholder of the Company, Coalton Michael Schaefer, who holds beneficially approximately 13.16% of the stock of the Company, (Includes an estimated 2,948,000 shares, and 3,120,000 shares subject to presently exercisable warrants.

Item 7.        Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010	By:	MICHAEL FREDRICK SCHAEFER
Michael Fredrick Schaefer